UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genworth Financial, Inc. Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 29, 2010

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments at fair value:
Short-term investments	$437,443	$237,100
Mutual funds	91,420,848	56,425,869
Common/collective trust funds	157,819,803	96,986,684
Group variable annuity	9,241,410	6,214,907
Common stock	20,251,351	4,228,917

Total investments	279,170,855	164,093,477

Receivables:
Participant loans	6,240,051	4,860,268
Accrued dividends and interest	16,396	27,479
Employer contributions receivable	21,740,233	24,749,033
Security receivables	225,980	—

Total receivables	28,222,660	29,636,780

Assets available for plan benefits at fair value	307,393,515	193,730,257

Liabilities:
Accrued participant expenses	57,739	—
Security purchases	—	80,569

Net assets available for plan benefits at fair value	307,335,776	193,649,688

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(369,910)	1,217,718

Net assets available for plan benefits	$306,965,866	$194,867,406

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2009

Additions to assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$66,419,989
Interest and dividends	1,523,468
Interest from participant loans	365,120

Total investment income	68,308,577

Contributions:
Participants	28,973,898
Employer	34,090,594
Rollovers	1,018,590

Total contributions	64,083,082

Deductions from net assets attributed to:
Benefits paid to participants	20,293,199

Net increase in net assets available for plan benefits	112,098,460
Net assets available for plan benefits at:
Beginning of the year	194,867,406

End of the year	$306,965,866

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Hewitt Associates, respectively.

(b)	Eligibility

Eligible full-time employees may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once scheduled to work 1,000 hours of service in a single calendar year.

(c)	Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible compensation on a pre-tax basis. Eligible compensation includes salary, overtime, certain commissions and bonuses. The maximum allowable deferral under the Code was $16,500 per individual for 2009. The Company makes matching contributions equal to 100% of the first 3% deferred by an eligible participant and 50% of the next 2% deferred by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant does not exceed 4% of a participant’s compensation.

The Company also makes annual pension contributions, based upon each eligible participant’s eligible pay, to a defined contribution pension account. The pension contribution rates are within the range of 3% to 9.25%, depending on the participant’s age at the Plan year end. For a period of 10 years from September 27, 2005, certain long-service employees receive additional contributions in the range of 6% to 18% depending upon age and service as of September 27, 2005. Pension contributions are invested as directed by the Company (see note 4).

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan from other qualified plans.

(d)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and pension contribution and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(e)	Vesting

Participants are immediately vested in their account balances excluding their defined contribution pension accounts. The pension contributions are fully vested after three years of service. Forfeitures are used to reduce employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2009 and 2008 were $76,540 and $25,710, respectively, and forfeitures used to reduce employer contributions were $1,184,555 and $976,188 in 2009 and 2008, respectively.

(f)	Investment Options

Participants are permitted to allocate their account balances to one or more of 17 investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Fund to the BlackRock Money Market Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Fund to the BlackRock Money Market Fund must first transfer to one of the other plan investment options and remain in that option for 90 days before transferring into the BlackRock Money Market Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

(g)	Participant Loans

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their defined contribution pension balance). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

(h)	Withdrawals

Withdrawals for financial hardship are permitted (excluding defined contribution pension balances) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(i)	Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants with ages of 55 to 64, the guaranteed amount will be less than waiting to receive the full amount at age 65 because payments will be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	New Accounting Pronouncements

In 2009, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement modified the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative literature. Effective July 1, 2009, the FASB Accounting Standards Codification (ASC), became the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The adoption of the ASC had no impact on the Plan’s financial statements.

The Plan adopted FASB authoritative guidance that established requirements for the accounting and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The adoption of this guidance had no impact on the Plan’s net assets available for benefits.

For the year ended December 31, 2009, the Plan adopted an ASC update for fair value measurements and disclosures related to certain alternative investments. This guidance permits the use of a qualifying investment’s net asset value per share to estimate fair value, as a practical expedient to measuring fair value. The update also requires additional disclosures by major category of investment about the nature and risks of investments within its scope that are measure at fair value

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

on a recurring or nonrecurring basis. The adoption of this update had no impact on the Plan’s net assets available for benefits.

(d)	Investment Valuation and Income Recognition

Investments are stated at their fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the net asset value as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. Genworth Financial, Inc. common stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan year. The ClearCourse SM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (see note 6) using the quoted market price of the underlying mutual fund (Total Return Fund of GE Investments, Inc.) less the applicable ClearCourseSM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Fully Benefit-Responsive Investment Contracts

During the year ended December 31, 2009, the Plan invested in the T. Rowe Price Stable Value Common Trust Fund (the SVF), which is a common/collective trust fund managed by T. Rowe Price Trust Company. The SVF invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant net asset value while permitting participant-initiated, benefit-responsive withdrawals for certain events. All investment contracts held by the SVF as of December 31, 2009 are fully benefit-responsive and thus are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals. Withdrawals from the SVF may be made by participants at contract value for qualified benefit payments, including loans, hardship withdrawals and participant-directed transfers. Withdrawal of all assets from the SVF without a 12 or 36 month notice to the issuer limits the ability of the Plan to transact at fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

During 2008 and a majority of 2009, the Plan invested in the SEI Stable Asset Fund (the SAF), which is a common/collective trust fund managed by SEI Investments Company. The SAF invested in a variety of investment contracts such as GICs issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics.

The statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The annualized earnings credited to participants (the crediting rate) in the SVF and SAF as of December 31, 2009 and 2008 was 4.62% and 3.27%, respectively. The average yield earned by the SVF and SAF was approximately 4.26% and 6.44% for the year ended December 31, 2009 and 2008, respectively. The crediting rate is variable, changing quarterly based upon the performance of the underlying portfolios.

(f)	Participant Loans

Participant loans equal the outstanding principal balance plus accrued interest, which approximates fair value.

(g)	Benefits

Benefit payments to participants are recorded when paid.

(h)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from participants’ accounts.

(3)	Investments, at Fair Value

(a)	Investment Option Changes

During 2009, the Buffalo Small Cap Fund replaced the Artisan Small Cap Fund and the SVF replaced the SAF. Per its design, the LifePath 2010 Fund had been steadily reducing its risk profile over the years and was merged into the LifePath Income Fund in December 2009. At the same time, the next fund in the series, the LifePath 2050 Fund, was added to the Plan’s investment lineup. In December 2009, BlackRock Inc. (BlackRock) completed its acquisition of Barclays Global Investors (BGI), and accordingly, BlackRock replaced BGI in the fund names for all the BGI investments in the Plan.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(b)	Other Investment Related Disclosures

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31:

Description	2009	2008
BlackRock Pension Strategy Fund, 6,837,001 and 4,337,676 units *	$73,292,650	$37,911,288
Harbor International Fund, 385,853 and 321,978 shares	21,171,757	12,917,770
Genworth Financial, Inc. common stock, 1,784,260 and 0 shares	20,251,351	—
BlackRock LifePath 2020 Fund, 1,913,945 and 1,585,828 units	19,790,191	13,178,231
BlackRock LifePath Income Fund, 1,538,168 and 0 units	17,719,694	—
Growth Fund of America, 635,671 and 535,180 shares	17,341,106	10,939,088
BlackRock LifePath 2030 Fund, 1,673,844 and 1,287,077 units	16,353,452	9,859,008
SEI Stable Asset Fund, 0 and 11,281,105 units	—	11,281,105
BGI LifePath 2010 Fund, 0 and 1,142,874 units	—	10,583,011
Lord Abbett Small Cap Value Fund, 0 and 502,957 shares	—	10,164,751

*	Nonparticipant-directed.

(c)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded equity securities and actively traded mutual fund investments.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable, information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed maturity and equity securities; government or agency securities; certain mortgage-backed and asset-backed securities; securities held as collateral; and certain non-exchange-traded derivatives such as interest rate or cross currency swaps.

Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In limited instances, this category may also utilize non-binding broker quotes. This category primarily consists of certain less liquid fixed maturity, equity and trading securities and certain derivative instruments where we cannot corroborate the significant valuation inputs with market observable data.

As of each reporting period, all assets recorded at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur.

(d)	Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value.

Common stocks: Common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

Registered investment companies: Mutual funds which are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange (NYSE) and National Association of Securities Dealers Automated Quotations (NASDAQ).

Common/collective trust funds: There are no readily available market quotations for a fund. The funds are valued at the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value of fully benefit-responsive contracts is equal to principal balance plus accrued interest.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Group variable annuity: The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (see note 6) using the quoted market price of the underlying mutual fund (Total Return Fund of GE Investments, Inc.) less the applicable ClearCourseSM asset charge.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$437,443	$437,443	$—	$—
Mutual funds	91,420,848	91,420,848	—	—
Common/collective trust funds	157,819,803	—	157,819,803	—
Group variable annuity	9,241,410	—	9,241,410	—
Common stock	20,251,351	20,251,351	—	—

	$279,170,855	$112,109,642	$167,061,213	$—

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$237,100	$237,100	$—	$—
Mutual funds	56,425,869	56,425,869	—	—
Common/collective trust funds	96,986,684	—	96,986,684	—
Group variable annuity	6,214,907	—	6,214,907	—
Common stock	4,228,917	4,228,917	—	—

	$164,093,477	$60,891,886	$103,201,591	$—

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

During 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Mutual funds	$16,716,673
Common/collective trust funds	29,440,037
Group variable annuity	1,497,219
Common stock	18,766,060

Total	$66,419,989

(4)	Nonparticipant-Directed Investment

Information about the net assets available for benefits and changes in net assets relating to the nonparticipant-directed investment was as follows:

	As of December 31,
	2009	2008
Net assets available for benefits:
Common/collective trust fund	$73,292,650	$37,911,288
Employer contributions receivable	21,740,233	24,749,033

Total	$95,032,883	$62,660,321

Year ended December 31, 2009
Changes in net assets available for benefits:
Net appreciation in fair value of investments	$16,843,212
Employer contributions	21,740,233
Benefits paid to participants	(6,210,883)

Total	$32,372,562

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Party-in-Interest Transactions

One investment option available to employees is the ClearCourseSM group variable annuity provided under the Plan. Each contribution into ClearCourseSM provides a guaranteed amount of retirement income to the participant. Genworth Life and Annuity Insurance Company, an indirect wholly-owned subsidiary of the Plan sponsor, offers the guaranteed amount of retirement income provided by this ClearCourseSM group variable annuity product. Fees paid by the Plan to Genworth Life and Annuity Insurance Company for the Plan years ended December 31, 2009 and 2008 were $53,000 and $51,000, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 1,784,260 and 1,494,317 shares of Genworth Financial, Inc. common stock as of December 31, 2009 and 2008, respectively. The shares had a cost basis of $9,948,503 and $11,460,007, respectively, and a fair value of $20,251,351 and $4,228,917, respectively, as of December 31, 2009 and 2008. During the year ended December 31, 2009, 789,312 shares of Genworth Financial, Inc. common stock were purchased at a total cost of $1,288,087 and 499,369 shares were sold at a total cost of $2,799,591.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is Trustee as defined by the Plan and, therefore, is a party-in-interest.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s pension contributions.

(8)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 3, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(9)	Reconciliation of Financial Statements to Form 5500

The investments in fully benefit-responsive contracts are recorded on the Form 5500 at fair value whereas contract value is utilized in the statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements as of December 31, 2009 to Form 5500:

Net assets available for plan benefits per the financial statements	$306,965,866
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	369,910

Net assets available for plan benefits per Form 5500	$307,335,776

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2009:

Net appreciation in the fair value of investments per the financial statements	$66,419,989
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,587,628

Investment income per Form 5500	$68,007,617

(10)	Subsequent Event

The Plan was amended in December 2009. Effective January 1, 2011 (except where noted below), changes will be made to contributions and vesting provisions of the Plan.

The Company will begin making matching contributions equal to 100% of the first 6% deferred by an eligible participant (as described in note 1(c), matching contributions are currently equal to 100% of the first 3% deferred by an eligible participant and 50% of the next 2% deferred by an eligible participant for such Plan year). Annual pension contributions will be based on a combination of age and service rather than age alone and will range from 1% to 6% (as described in note 1(c), pension contribution rates are currently within the range of 3% to 9.25%, depending on the participant’s age). For participants hired after December 31, 2009, the annual pension contribution change is effective January 1, 2010.

Participants hired after December 31, 2010, must attain two years of service to reach full vesting on Company matching contribution accounts. As described in note 1(e), there are currently no service requirements for vesting on Company match accounts.

There were no additional material events that occurred subsequent to December 31, 2009. Subsequent events have been considered through the date the financial statements were available to be issued.

Supplemental Schedule I

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
The Bank of New York Mellon *	437,443 shares of short-term investments	$437,443	$437,443
Mutual funds:
Capital Research and Management Company	431,015 shares of American Balanced Fund	7,291,326	6,991,063
BlackRock Fund Advisors	6,026,723 shares of BlackRock Money Market Fund	6,026,723	6,026,723
Kornitzer Capital Management, Inc.	187,976 shares of Buffalo Small Cap Fund	3,468,315	4,225,699
Dodge & Cox	1,032,213 shares of Dodge & Cox Income Fund	12,839,761	13,377,480
Capital Research and Management Company	635,671 shares of Growth Fund of America	18,342,216	17,341,106
Harbor Capital Advisors	385,853 shares of Harbor International Fund	21,407,318	21,171,757
Lord, Abbett & Co. LLC	543,650 shares of Lord Abbett Small Cap Value Fund	15,151,993	14,308,872
Van Kampen Asset Management, Inc.	461,431 shares of Van Kampen Growth & Income Fund	8,315,516	7,978,148

	Total mutual funds	92,843,168	91,420,848
Common/collective trust funds:
BlackRock Institutional Trust Company NA	251,191 units of BlackRock Equity Index Fund	9,455,628	9,309,149
BlackRock Fund Advisors	1,538,168 units of BlackRock LifePath Income Fund	17,400,407	17,719,694
BlackRock Fund Advisors	1,913,945 units of BlackRock LifePath 2020 Fund	19,760,512	19,790,191
BlackRock Fund Advisors	1,673,844 units of BlackRock LifePath 2030 Fund	16,491,241	16,353,452
BlackRock Fund Advisors	922,307 units of BlackRock LifePath 2040 Fund	8,499,359	8,660,467
BlackRock Fund Advisors	731 units of BlackRock LifePath 2050 Fund	6,123	6,165
BlackRock Fund Advisors	6,837,001 units of BlackRock Pension Strategy Fund	66,096,040	73,292,650
T. Rowe Price Trust Company	12,318,125 units of T. Rowe Price Stable Value Common Trust Fund	12,318,125	12,688,035

	Total common/collective trust funds	150,027,435	157,819,803
Group variable annuity:
Genworth Life and Annuity Insurance Company *	1,005,272 units of ClearCourseSM Group Variable Annuity	4,395,572	9,241,410
Common stock:
Genworth Financial, Inc. *	1,784,260 shares of Genworth Financial, Inc. common stock	9,948,503	20,251,351
Participant loans *	1,729 loans to participants with interest rates of 5.25% to 10.25% and maturity dates through January 2015	—	6,240,051

		$257,652,121	$285,410,906

*	Party-in-interest as defined by ERISA, not a prohibited transaction.

See Accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule II

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2009

Identity of party involved	Description of assets	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Single transactions:
BlackRock Fund Advisors	BlackRock Pension Strategy Fund	1	$24,749,033	$—	$24,749,033	$24,749,033	$—

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 29, 2010	By:	/s/ Amy R. Corbin
Amy R. Corbin
Vice President and Controller (Principal Accounting Officer)
Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm